Exhibit 3.1
AMENDMENT

to the

AMENDED AND RESTATED BY-LAWS

of

BARNES & NOBLE, INC.

Article II, Section 2 of the By-Laws is hereby deleted in its entirety and is replaced with the following:

An annual meeting of stockholders of the Corporation for the election of directors and for the transaction of such other business as may properly come before the meeting (an “Annual Meeting”) shall be held at such place, on such date, and at such time as the Board shall each year fix, which date shall be (except with respect to the Annual Meeting for 2010, which shall be held as soon as reasonably practicable after the end of the Corporation’s 2010 fiscal year on May 1, 2010) within thirteen (13) months of the last annual meeting of stockholders or, if no such meeting has been held, the date of incorporation.